December 20, 2005
Via Edgar Transmission
And Via Federal Express
Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Mail Stop 4561
Washington, D.C. 20509-0801

Re:	Grubb & Ellis Realty Advisors, Inc. (the “Company”)
Amendment No. 2 to Form S-1
on Form S-11 Registration Statement;
File No. 333-129190
Dear Mr. McTiernan and Ms. McManus:
     On behalf of the Company, this letter, along with revised copies of the Company’s Amendment No. 2 to Form S-1 on Form S-11 Registration Statement, and Exhibits thereto (the “Registration Statement” or “Amendment No. 2”), are being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”) in response to the letter of comment from the staff of the Commission (the “Staff”) dated December 13, 2005. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meaning as ascribed to them in the Registration Statement. All page references in the responses set forth below refer to the version of the Registration Statement that is marked to show changes from the Company’s Amendment No. 1 to Form S-1 on Form S-11 Registration Statement filed with the Commission on November 28, 2005 (“Amendment No. 1”). In addition, accompanying the non-electronic version of this letter are (i) six (6) courtesy copies of the Registration Statement, three of which are marked to show changes from Amendment No. 1.
     Specifically, on behalf of the Company please be advised of the following:
General
1.	We note that your description of the warrant purchase agreement between Grubb & Ellis Company and Deutsche Bank Securities in response to our prior comment number 5. Please move your description of the agreement from the cover page to

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
December 20, 2005

your summary section and include a discussion of the business reasons for the agreement, similar to the discussion set forth in the final sentence of the first paragraph on page 82. In addition, please provide us with a detailed analysis addressing the applicability of Regulation M in the context of the warrant purchase agreement, addressing relevant interpretations and no action letters, such as Key Hospitality Acquisition Corp. (October 18, 2005).
Please be advised that the description of the warrant purchase agreement between Grubb & Ellis Company and Deutsche Bank Securities has been removed from the cover page and now appears beginning on page 3 of the Summary section of the Registration Statement. In doing so, we have also now included in the Summary the discussion of the business reasons for this warrant purchase agreement as similarly disclosed elsewhere in the Registration Statement.
With respect to the applicability of Regulation M in the context of the warrant purchase agreement, we would like to supplementally address with the Staff various matters concerning this issue. Specifically, as disclosed in the Registration Statement, pursuant to a warrant purchase agreement, Grubb & Ellis Company, the promoter of the Company, has agreed with Deutsche Bank Securities Inc., as of the effective date of the registration statement, that after the offering is completed and during the first forty (40) trading days beginning the later of the date separate trading of the warrants has commenced and sixty (60) calendar days after the end of the “restricted period” under Regulation M, to place an irrevocable order with an independent third-party broker-dealer to purchase up to $2,000,000 of the warrants in the public marketplace at prices not to exceed $0.70 per warrant. Grubb & Ellis Company has agreed to purchase such warrants pursuant to an agreement in accordance with the guidelines specified by Rule 10b5-1 under the Securities Exchange Act of 1934 through an independent broker-dealer registered under Section 15 of the Exchange Act, which is not affiliated with the registrant or part of the underwriting or selling group.
Although purchases of the warrants on behalf of Grubb & Ellis Company pursuant to the 10b-5-1 agreement will not take place until after the end of the restricted period under Regulation M, Grubb & Ellis Company’s agreement prior to the effectiveness of the offering to effect such purchases and the description of such arrangement contained in the Registration Statement may be deemed a “a bid for” the warrants, a covered security under Regulation M, during the restricted period of the offering under a broad reading of Regulation M. In reliance on Key Hospitality Acquisition Corp., SEC No-Action Letter (October 18, 2005), we respectfully submit, however, that Grubb & Ellis Company’s agreement prior to the effectiveness of the offering to purchase warrants and after the end

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
December 20, 2005

of the restricted period, and the description of such arrangement in the Registration Statement, do not constitute manipulative conduct by Grubb & Ellis Company and therefore do not violate Regulation M.
Grubb & Ellis Company has agreed that any warrants purchased after the end of the restricted period will not be sold or transferred until the completion of a business combination. Although a collateral effect of the warrant purchases in the open market after the end of the restricted period may be to support the market price of the warrants (as described in a risk factor beginning on page 22 of Amendment No. 2), the purpose of the warrant purchases, as stated in the Registration Statement, is to demonstrate confidence in Company management’s ability to consummate a business combination in the allotted timeframe since such warrants will expire worthless if the Company is unable to effect such business combination.
The warrant purchase agreement, which is filed as an exhibit to the Registration Statement, is clearly described in the Registration Statement and has been made a part of the offering so that such offering will be competitive with other offerings by similarly structured entities. Investors in this recent generation of “blank check” offerings are concerned that the interests of promoters are properly aligned with the interests of the public stockholders, and by risking a significant amount of capital in connection with a warrant purchase program, Grubb & Ellis Company is seeking to show public stockholders that the parties’ interests are properly aligned. Moreover, to provide further comfort to the investing public, while public investors may trade their warrants in the marketplace prior to the consummation of a business combination, Grubb & Ellis Company has agreed to forego such liquidity with respect to the warrants it purchases.
We note that the traditional concern addressed by Regulation M is the creation of artificial demand designed to inflate the price of the securities that are the subject of the distribution. The purpose of the Grubb & Ellis Company’s warrant purchase agreement is not to artificially facilitate the unit offering. In this regard, it must be noted that the purchases would occur at least sixty (60) calendar days following the end of the restricted period under Regulation M and the purchase terms and conditions are fully disclosed to unit investors in the Registration Statement, including the duration of the purchase period, the maximum price to be paid per warrant, and the total dollar amount committed to the purchase program. Moreover, the warrant purchases will be made pursuant to an irrevocable Rule 10b5-1 Plan that is effected through an independent broker-dealer registered under Section 15 of the Exchange Act, which is not affiliated with the Company or part of the underwriting or selling group. In addition, purchases of warrants are not manipulative of the price of the common stock into which it is exercisable, as the

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
December 20, 2005

price of the warrants is derived from the price of the common stock and not vice versa. In other words, as the warrant is exercisable for the common stock, the value of the warrant should fluctuate relative to the value of the common stock but it should not fundamentally operate in the reverse. Finally, since Grubb & Ellis Company will own more than 10% of the common stock of the Company after the offering, all purchases of warrants by Grubb & Ellis Company pursuant to the warrant purchase agreement will be promptly reported to the SEC and publicly disclosed pursuant to Form 4, Statement of Changes of Beneficial Ownership of Securities, within two business days of any applicable purchase.
The purposes of Regulation M would not be furthered by its application to the purchases to be made pursuant to the warrant purchase agreement because there is little possibility that such purchases will affect or manipulate the price at which the units will be sold in the offering. The warrant purchases are accomplished pursuant to pre-established agreements in accordance with the guidelines specified by Rule 10b5-1 under the Exchange Act. As such, this eliminates any discretion or influence by Grubb & Ellis Company respecting such warrant purchases. We also note that pursuant to the express terms of the warrant purchase agreement, no warrants may be purchased until the later of the date separate trading of the warrants has commenced (which, at the earliest, would not occur until the business day following the earlier of the expiration of the underwriters’ over-allotment option or its exercise in full) and sixty (60) calendar days after the end of the “restricted period” under Regulation M. Accordingly, the “restricted period,” as such term is defined in Regulation M, will have terminated before any warrant purchases under the warrant purchase agreement are made.
In order to provide further comfort to the Staff on this issue, the Company and Grubb & Ellis Company agree to cause to be provided to the Staff promptly upon request, a daily time-sequenced schedule of all warrant purchases made in connection with the warrant purchase agreement, on a transaction-by-transaction basis, including: (i) size, broker (if any), time of execution, price of purchase; and (ii) the exchange, quotation system, or other facility through which the warrant purchase occurred. The Company and Grubb & Ellis Company will cause the foregoing information to be transmitted to the Staff at its headquarters in Washington, D.C. within 30 days of any such request. Representatives of the Company and Grubb & Ellis Company will also be available (in person at the offices of the Staff in Washington, D.C. or by telephone) to respond to inquiries by the Staff regarding any purchases by Grubb & Ellis Company under the warrant purchase agreement.

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
December 20, 2005

2.	Please include the disclosure required by Item 25 of Form S-11, or tell us where it has been included in your disclosure.

Please be advised that the disclosure required by Item 25 of Form S-11 has been added to page 11, 18 and 62 of Amendment No. 2.
Prospectus Cover Page
3.	We note your response to comment 2. Please disclose that investors will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings.

Please be advised that a disclosure has been added in bold-faced on the cover page of the prospectus that investors will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings.
Summary, page 1
4.	Please briefly describe what, if any, operations you anticipate will be conducted by your employees, rather than by employees of your corporate shareholder pursuant to the service agreements.

Please be advised that a disclosure has been added to page 1 and 41 of the Registration Statement briefly describing operations that the Company anticipates will be conducted by its own employees rather than by employees of its corporate shareholder.
5.	We note your new disclosure in response to our prior comment number 14. Please revise to include your new disclosure under a separately captioned heading identifying it as a discussion of benefits to affiliates and conflicts. In addition, please tell us why you have included your potential credit agreement with Deutsche Bank in this discussion.

Please be advised that the disclosure on page 2 of the Summary portion of the Registration Statement has now been captioned separately, identifying the discussion of benefits to affiliates and conflicts. In doing so, we have also separately captioned the

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
December 20, 2005

discussion regarding the potential credit agreement with Deutsche Bank, as well as other discussions set forth in the Summary. The reason why we have included disclosure of the potential credit agreement with Deutsche Bank in the Summary portion of the Registration Statement is because the Company believes that the potential for a $150 million credit facility is material to investors in this offering.
The Offering, page 4
6.	We have reviewed your revised disclosure in response to our prior commitment number 17. Please revise your disclosure further to explain what happens to the units if a holder chooses to trade the warrants and the common stock separately.

Please be advised that the disclosure has been added to page 5 and 71 of Amendment No. 2 explaining what happens to the units if a holder chooses to trade the warrants and the common stock separately.
7.	We note your response to our prior comment number 18; however, it is not clear which redemption provisions provide liquidity to cushion the market reaction to your redemption call. Please clarify.

Please be advised that the language on page 7 of the Registration Statement that previously referenced that the redemption provisions provide liquidity to cushion the market reaction to the Company’s redemption call has been deleted in its entirety.
8.	Refer to your description of the warrant purchase agreement between Grubb & Ellis Company and Deutsche Bank on page 6. Please clarify whether the third-party broker-deal may decide to purchase less than $2 million of your warrants, even if the market price is below $.70.

Please be advised that the language on page 3, 7, 17, 22, 65, 66, 73 and 85 of the Registration Statement has been revised to clarify that the third party broker-dealer will purchase, to the extent available, up to $2 million of the Company’s warrants if the market price is $.70 or less per warrant.

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
December 20, 2005

Risks, page 10
9.	Please expand your summary discussion of risks to include a series of short concise paragraphs highlighting each of the principal factors that make the offering speculative, including:
•	Your lack of any assets or operating history;

•	Significant benefits to affiliates; and

•	Investors’ funds being placed in escrow for up to 24 months.
See Item 3(b) of Form S-11.
Please be advised that in accordance with Item 3(b) of Form S-11 our summary discussion of risks on page 11 has been expanded to include a series of short, concise paragraphs highlighting each of the principal factors that make the offering speculative.
Risk Factors, page 12
The American Stock Exchange may delist our securities from quotation on its exchange which would limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions, page 23
10.	If you have not yet been accepted for listing on the American Stock Exchange, please refrain from stating that your shares will be listed on the American Stock Exchange, as you have done in the first sentence under this risk factor heading.

Please be advised that the disclosure on page 24 of the Registration Statement has been amended to remove the implication that the Company’s securities are already listed on the American Stock Exchange.
Underwriting, page 58
11.	We note that you have included a calculation of the fair value of the option you will issue to Deutsche Bank. Please include this additional underwriters’ compensation in the table at the bottom of page 80. Refer to Item 508(e) of Regulation S-K.

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
December 20, 2005

Please be advised that we have added a footnote to the table on page 84 of the Registration Statement disclosing that the information set forth in such table is exclusive of the fair value of the purchase option issued to Deutsche Bank. The value of the purchase option has been disclosed in footnote fashion because we believe that such information does not readily lend itself to disclosure in tabular form, and that when disclosed narratively, it is clearer to the reader.
Part II. Information Not Required in Prospectus
12.	Please amend part II to conform to the item requirements of Form S-11.

Please be advised that Part II of the Form S-11 has been revised to conform to the item requirements of Form S-11.
Exhibits
13.	We have reviewed counsel’s opinion set forth on Exhibit 5.1. Please provide a revised form of opinion referring to your common stock, par value $.0001 per share, rather than $0.001 per share. In addition, please provide a revised opinion covering the $100 option to be issued to Deutsche Bank, not just the securities underlying the option.

Please be advised that we have provided a revised form of our firm’s legal opinion as a new Exhibit 5.1 to the Company’s Amendment No. 2, and that such revised opinion refers to the Company’s common stock as having a par value of $.0001 per share. In addition, this revised opinion now covers the $100 option issued to Deutsche Bank, and not just the securities underlying such option.
14.	Refer to the first paragraph on the second page of counsel’s opinion. Please clarify that these limitations relate only to counsel’s second opinion.

Please be advised that our revised opinion now clearly states that the limitations set forth in our firm’s second opinion only relate to such second opinion.

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
December 20, 2005

15.	Please confirm to us in writing that counsel concurs with our understanding that the reference and limitations to the “Delaware General Corporate Law” includes the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Please be advised that our firm concurs with the Staff that the reference and limitations to the “Delaware General Corporate Law” in our opinion includes the statutory provisions as well as the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting such laws.
          Should you have any questions concerning the foregoing or should you require documentation or information, please do not hesitate to contact me at 212-223-6700.

Very truly yours,

/s/ Clifford A. Brandeis

Clifford A. Brandeis
CAB/ma
Enclosures
cc: Mr. Mark E. Rose
     Gregg A. Noel, Esq.